Exhibit 12. Statement re: Computation of Ratios

BancWest Corporation and Subsidiaries
Computation of Consolidated Ratios of Earnings to Fixed Charges

	Three Months Ended				Six Months Ended
	June 30,				June 30,

	2003		2002		2003		2002

			(dollars in thousands)
Income before income taxes	$173,250		$158,601		$339,973		$266,600

Fixed charges(1):
Interest expense	98,039		125,796		200,276		230,600
Rental expense	5,221		5,752		10,451		10,470

	103,260		131,548		210,727		241,070
Less interest on deposits	47,724		78,778		100,871		142,407

Net fixed charges	55,536		52,770		109,856		98,663

Earnings, excluding interest on deposits	$228,786		$211,371		$449,829		$365,263

Earnings, including interest on deposits	$276,510		$290,149		$550,700		$507,670

Ratio of earnings to fixed charges:
Excluding interest on deposits	4.12	x	4.01	x	4.09	x	3.70	x
Including interest on deposits	2.68	x	2.21	x	2.61	x	2.11	x

(1)	For purposes of computing the consolidated ratios of earnings to fixed charges, earnings represent income before income taxes plus fixed charges. Fixed charges, excluding interest on deposits, include interest (other than on deposits), whether expensed or capitalized, and that portion of rental expense (generally one third) deemed representative of the interest factor. Fixed charges, including interest on deposits, consists of the foregoing items plus interest on deposits.